PB



12062377

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52353

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/11 (MM/DD/YY) AND ENDING 3/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EZ STOCKS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 BISHOPS WAY, SUITE 147
(No. and Street)

BROOKFIELD (City) WI (State) 53005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOEL BLUMENSCHEIN 262-436-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REILLY, PENNER & BENTON, LLP
(Name – *if individual, state last, first, middle name*)

1233 NORTH MAYFAIR ROAD, SUITE 302 (Address) MILWAUKEE, (City) WI (State) 53226 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 02 2012
REGISTRATIONS BRANCH
14

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Fitzgerald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EZ Stocks, Inc., as of March, 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title


NOTARY PUBLIC
PETER F.
MADLUNG

2/17/2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EZ STOCKS, INC.
Brookfield, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended March 31, 2012

TABLE OF CONTENTS



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 01 2012
14 REGISTRATIONS BRANCH

CRD# 103866

Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen


RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

INDEPENDENT AUDITORS' REPORT

Board of Directors
EZ Stocks, Inc.
Brookfield, Wisconsin

We have audited the accompanying balance sheet of EZ Stocks, Inc. (Company) as of March 31, 2012 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EZ Stocks, Inc. at March 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying Form X-17A-5 and computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United Sates of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Reilly, Penner & Benton LLP

July 19, 2012
Milwaukee, Wisconsin

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 · Milwaukee, WI 53226-3255 · 414-271-7800
www.rpb.biz

EZ STOCKS, INC.
Brookfield, Wisconsin

Balance Sheet
March 31, 2012

ASSETS

Current Assets:		
Cash and equivalents	$	20,463
Accounts receivable:		
Commissions		6,944
Other		6,509
Total current assets	$	33,916

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accounts payable	$	10,736
Stockholder's Equity:		
Common stock		125,000
Additional paid in capital		224,900
Retained earnings (deficit)		(326,720)
Total stockholder's equity		23,180
Total liabilities and stockholder's equity	$	33,916

The accompanying notes to financial statements
are an integral part of these statements.

EZ STOCKS, INC.
Brookfield, Wisconsin

Statement of Operations
For the Year Ended March 31, 2012

Income:		
Commissions and other income	$	60,626
Expenses:		
Registration fees		3,678
Correspondent office expense		53,466
Other operating expenses		3,448
Total expenses		60,592
Net income	$	34

The accompanying notes to financial statements are an integral part of these statements.

EZ STOCKS, INC.
Brookfield, Wisconsin

Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2012

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, April 1, 2011	$ 125,000	$ 224,900	$ (326,754)	$ 23,146
Net income	---	---	34	34
Balance, March 31, 2012	$ 125,000	$ 224,900	$ (326,720)	$ 23,180

The accompanying notes to financial statements
are an integral part of these statements.

EZ STOCKS, INC.
Brookfield, Wisconsin

Statement of Cash Flows
For the Year Ended March 31, 2012

Cash Flows for Operating Activities:	
Net income	$ 34
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Accounts receivable	4,534
Accounts payable	(13,453)
Net cash used for operating activities	(8,885)
Cash and equivalents, Beginning of year	29,348
Cash and equivalents, End of year	$ 20,463

The accompanying notes to financial statements are an integral part of these statements.

EZ STOCKS, INC.
Brookfield, Wisconsin

Notes to Financial Statements
March 31, 2012

1. Summary of Significant Accounting Policies

Business Activity

The Company was incorporated in the state of Wisconsin on December 1, 1999. The Company is registered with the Securities and Exchange Commission. The Company's principal business activity is the sale of securities. The Company does not hold customer securities.

Cash and Equivalents

Cash and equivalents consist of the Company's checking, savings and clearing accounts.

Accounts Receivable

Accounts receivable are reported at the contract value. Based upon experience, an allowance for uncollectible accounts is not considered necessary.

Property and Equipment

The Company's policy is to capitalize the purchase of property and equipment with a cost of over $5,000. The Company has not acquired any equipment with a cost in excess of this amount.

Income Taxes

The Company has the following approximate United States and Wisconsin net operating loss carryforwards:

Amount	Expiration Date
$ 90,000	March 31, 2021
88,000	March 31, 2022
30,000	March 31, 2023
1,000	March 31, 2024
70,000	March 31, 2026
19,000	March 31, 2028
8,000	March 31, 2029
2,000	March 31, 2030

The above carryforwards result in a deferred income tax asset of approximately $60,000. However, because the realization of the carryforwards is uncertain, a corresponding allowance has been recorded.

The Company is no longer subject to U.S. tax examinations for years ending before March 31, 2008 and Wisconsin examinations for years ending before March 31, 2008.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

EZ STOCKS, INC.
Brookfield, Wisconsin

Notes to Financial Statements
March 31, 2012
(Continued)

2. Net Capital Requirements

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2012, the Company's net capital and required net capital were $16,671 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 64.4%.

3. Capital Stock

Capital stock consists of 9,000 authorized, 1,000 issued and outstanding no par value common stock shares.

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended March 31, 2012. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. Commitments

The Company has entered into an agreement with its president to defer a portion of his compensation until the Company is profitable. This amount cannot be reasonably estimated and therefore has not been recorded as a liability on the financial statements.

The Company is periodically subject to examination of its operations by various regulatory agencies. It is management's opinion that none of these examinations will have a material effect on the Company's financial statements.

The Company has not filed income tax returns since 2007. These financial statements do not include any amounts for potential interest and penalties. However, because of the net operating loss carry forwards as discussed in Note 1, it is unlikely there would be any tax liabilities for 2007 to the current date.

6. Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through July 16, 2012, the date which the financial statements were available to be distributed. Subsequent to March 31, 2012, management has decided to terminate its FINRA registration, liquidate, and cease operations.

EZ STOCKS, INC.
Brookfield, Wisconsin

Computation of Net Capital and Aggregate Indebtedness
For the Year Ended March 31, 2012

Net Capital Computation:		
Stockholder's equity at year end	$	23,180
Unallowed asset – Other receivable		6,509
Stockholder's equity at year end	$	16,671
Computation of Basic Net Capital Requirement:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	715
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Computation of Aggregate Indebtedness:		
Total liabilities	$	10,736
Aggregate indebtedness	$	10,736
Percentage of Aggregate Indebtedness to Net Capital		64.4 %
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of March 31):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	16,671
Net capital per above	$	16,671

See Independent Auditors' Report.

Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen


RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

Independent Auditors' Report on Internal Control

To the Board of Directors
EZ Stocks, Inc.

In planning and performing our audit of the financial statements of EZ Stocks, Inc. for the period ended March 31, 2012, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by EZ Stocks, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control was for the limited purposed described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore there can be no assurance that all such deficiencies have been identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be material weaknesses.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 · Milwaukee, WI 53226-3255 · 414-271-7800
www.rpb.biz

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected on a timely basis. We believe that the following deficiencies constitute material weaknesses:

Separation of Duties

The Company operates its accounting and reporting function with principally one individual, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of EZ Stocks, Inc. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2012, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Reilly, Penner & Benton LLP

July 19, 2012
Milwaukee, Wisconsin